Exhibit (a)(5)(G)

Michael Gooch Issues Note to GFI Group Stockholders

Urges GFI Stockholders to vote FOR the CME Transaction’s Merger Consideration of $5.85 per share

GFI Board of Directors Recommends the CME Transaction

GFI Stockholders Unlikely To Receive Full Cash Value of BGC’s Tender Offer Given Its Substantial Conditionality

NEW YORK, Jan. 29, 2015 — Michael Gooch, in his capacity as controlling stockholder of Jersey Partners Inc. (“JPI”), a 36%+ stockholder of GFI Group Inc. (“GFI”) (NYSE: GFIG), today issued a follow up letter to GFI shareholders in support of the pending transaction with CME Group (Nasdaq: CME) pursuant to which CME will acquire all outstanding shares of GFI for $5.85 per share in a tax-efficient mix of cash and stock.  Mr. Gooch is also Executive Chairman of GFI.

The full text of the letter follows:

Michael Gooch

c/o Jersey Partners Inc.

569 Middle Road

Bayport, NY 11705

January 29, 2015

To My Fellow GFI Stockholders:

I write once again in my capacity as the controlling stockholder of Jersey Partners Inc. (“JPI”), a 36%+ stockholder of GFI Group Inc. (“GFI”).

CME Group Inc. (“CME”) is offering GFI stockholders $5.85 per share in a consensual, tax-efficient merger transaction that is ready to close (the “CME Merger”) and provide you with immediate liquidity.  BGC Partners, Inc. (“BGC”), on the other hand, has made a highly conditional hostile tender offer to acquire all the outstanding shares of GFI’s common stock for $6.10 that may not close anytime soon, if ever, and quite possibly at a lower price than the $6.10 they advertise now.

I urge you NOT TO BE FOOLED by BGC’s continued insistence on ignoring the conditionality of its offer.  BGC continues to have no legal obligation to buy your shares at $6.10 per share, at any other price, or at all.  I write to you hopefully one last time before the vote at tomorrow’s special meeting of stockholders in order to highlight the benefits of the CME transaction and point out the key deficiencies in what BGC has proposed.

Contrary to BGC’s public pronouncements, BGC still has not signed a non-disclosure agreement with the standard no-solicitation, no-poach, and no-hiring conditions necessary to protect GFI from a raid on its employees.  All BGC has indicated a willingness to agree to is a shorter nondisclosure agreement than the one CME agreed to, and a half-baked non-solicitation covenant (also considerably shorter in duration than CME agreed to) binding only Howard Lutnick (BGC’s Chairman) and Shaun Lynn (BGC’s President), thus leaving the rest of BGC’s management and employees free to poach our staff at will.

BGC has stated their tender offer is not subject to a due diligence condition.  In fact, BGC’s tender offer is subject to (among other things) impairment conditions that cannot be satisfied without BGC completing due diligence — a back door due diligence condition by any other name.  However, given BGC’s refusal to sign an NDA on customary terms and on terms explicitly required under the CME merger agreement, it cannot begin due diligence and its impairment conditions therefore cannot be satisfied.  In my opinion, they are setting up their own conditions to fail in order to leave themselves room to re-trade on price or, worse, not close or pay you for your shares.

BGC says their offer to acquire 100% of the outstanding GFI shares (and assume all of GFI’s liabilities) is fully financed, but neither their balance sheet nor their publicly disclosed financing in connection with their hostile tender offer demonstrates the accuracy of their claim.

BGC continues to demand 2/3 of GFI’s board of directors even though their minimum tender is for only 45% of GFI’s outstanding shares. This is an audacious, off-market demand.  As a result, a material condition to BGC’s tender offer — therefore a key to whether or not you will ever receive their advertised $6.10 per share — cannot be satisfied.  And yet they continue to lead you to believe that their offer on its existing terms is ready and able to close.

BGC uses language in their press releases designed to give you the impression that if you tender on February 3rd you are getting “immediate liquidity”. This is clever wordsmithing; they say “immediate liquidity at closing”, but “closing” could be months from now, a year from now or maybe never, and in any event may be at a lower price than $6.10.

Make the smart choice.  By choosing the tax-efficient CME transaction that offers you the right to elect cash and/or CME shares totaling $5.85 per share — immediate liquidity — rather than BGC’s hostile, fully taxable conditional tender offer, you will avoid being stuck in limbo for a significant period of time — and possibly indefinitely — while waiting for the material conditions of BGC’s tender offer to be satisfied, if ever.

I reiterate that you have the option of “a bird in the hand or waiting for a BGC in the bush”.

I urge you to vote in favor of the CME Merger so that ALL GFI stockholders can receive the tax-efficient $5.85 per share in merger consideration.  I also urge you not to tender your shares to BGC or vote against the CME Merger.  Doing so is a vote for uncertainty and against your own financial interests.

I thank you for your continued support.

Sincerely,
Michael Gooch

Important Information for Investors and Stockholders

In connection with the proposed transaction between GFI and CME, on December 24, 2014 the Securities and Exchange Commission (SEC) declared effective CME’s registration statement on Form S-4 that included a definitive proxy statement of GFI that also constituted a definitive prospectus of CME.  On December 24, 2014, GFI commenced mailing the definitive proxy statement/prospectus to stockholders of GFI.  On January 23, 2015, CME filed a supplement to the definitive proxy statement/prospectus on Form 424(b)(3) with the SEC, which has been mailed to stockholders of GFI.  INVESTORS AND SECURITY HOLDERS OF GFI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by CME and GFI through the website maintained by the SEC at http://www.sec.gov or at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.  Copies of the documents filed with the SEC by GFI are available free of charge on GFI’s website at http://www.gfigroup.com or by contacting GFI’s Investor Relations Department at (212) 968-6905.  Copies of the documents filed with the SEC by CME are available free of charge on CME’s website at http://www.cmegroup.com or by contacting CME’s Investor Relations Department at (312) 930-8491.

Participants in the Solicitation for the Proposed Merger Between GFI and CME

GFI and its directors, executive officers and certain of its employees may be considered participants in the solicitation of proxies in connection with the proposed transactions involving GFI and CME.  Investors and security holders may obtain more detailed information regarding the names, affiliates and interests of GFI’s directors and executive officers by reading GFI’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 13, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 22, 2014, and its Current Report on Form 8-K filed with the SEC on July 25, 2014.  Mr. Gooch and certain of his affiliates may also be considered participants in the solicitation of proxies in connection with the proposed transactions involving GFI and CME.  They filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on January 27, 2015, with respect to the unsolicited tender offer commenced by BGC Partners, L.P., a Delaware limited partnership and an operating subsidiary of BGC Partners, Inc., a Delaware corporation on October 22, 2014 to acquire all of the outstanding shares of common stock of GFI.  The forgoing documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is or will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.